UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76605 / December 10, 2015

Admin. Proc. File No. 3-16779

In the Matter of

INVERSO CORP.,
PLANTATION LIFECARE DEVELOPERS, INC.,
PRINS RECYCLING CORP.,
SCN HOLDINGS, INC.,
SKIN NUTRITION INTERNATIONAL, INC., and
TECFIN CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by INverso Corp., Plantation Lifecare Developers, Inc., Prins Recycling Corp., SCN Holdings, Inc., Skin Nutrition International, Inc., or Tecfin Corporation and the Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to INverso Corp., Plantation Lifecare Developers, Inc., Prins Recycling Corp., SCN Holdings, Inc., Skin Nutrition International, Inc., and Tecfin Corporation.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the

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[1]   17 C.F.R. § 201.360(d).

[2]   *INverso Corp., Madison Venture Capital Grp., Inc., Plantation Lifecare Developers, Inc., Prins Recycling Corp., SCN Holdings, Inc., Skin Nutrition Int'l, Inc., and Tecfin Corp.,* Initial Decision Release No. 897 (Oct. 8, 2015), 112 SEC Docket 11, 2015 WL 5868235. The Central Index Key numbers are: 1295128 for INverso Corp.; 1458704 for Plantation Lifecare Developers, Inc.; 853529 for Prins Recycling Corp.; 1448239 for SCN Holdings, Inc.; 1349879 for Skin Nutrition International, Inc.; and 352860 for Tecfin Corporation.

registrations of each class of registered securities of INverso Corp., Plantation Lifecare Developers, Inc., Prins Recycling Corp., SCN Holdings, Inc., Skin Nutrition International, Inc., and Tecfin Corporation are revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 897
ADMINISTRATIVE PROCEEDING
File No. 3-16779

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of INVERSO CORP., MADISON VENTURE CAPITAL GROUP, INC., PLANTATION LIFECARE DEVELOPERS, INC., PRINS RECYCLING CORP., SCN HOLDINGS, INC., SKIN NUTRITION INTERNATIONAL, INC., and TECFIN CORPORATION	INITIAL DECISION OF DEFAULT AS TO SIX RESPONDENTS October 8, 2015

APPEARANCE: David S. Frye, for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of Respondents INverso Corp., Plantation Lifecare Developers, Inc., Prins Recycling Corp., SCN Holdings, Inc., Skin Nutrition International, Inc., and Tecfin Corporation's (the Six Respondents) registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

The Commission instituted this proceeding on September 2, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that the Six Respondents have securities registered with the Commission and are delinquent in their periodic filings. The Six Respondents were served with the OIP by September 8, and their Answers were due by September 21. *INverso Corp.*, Admin Proc. Rulings Release No. 3156, 2015 SEC LEXIS 3852 (Sept. 22, 2015). On September 22, I ordered the Six Respondents to

[1] This Initial Decision does not apply to Madison Venture Capital Group, Inc., which is considering settling this proceeding. *INverso Corp.*, Admin. Proc. Rulings Release No. 3201, 2015 SEC LEXIS 4095 (Oct. 6, 2015).

show cause by October 2, 2015, why the registrations of their securities should not be revoked by default due to their failures to file Answers or otherwise defend this proceeding. *Id.* I warned that if a Respondent failed to respond to the show cause order, it would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.* To date, none of the Six Respondents have filed an Answer or responded to the show cause order. In addition, none of the Six Respondents attended the telephonic prehearing conference held on October 6, 2015.

FINDINGS OF FACT

The Six Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f), 221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

INverso, Central Index Key (CIK) No. 1295128, is a void Delaware corporation located in Jackson Center, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $47,437 for the prior three months. As of September 1, 2015, INverso's common stock was not publicly quoted or traded.

Plantation, CIK No. 1458704, is a Delaware corporation located in Liverpool, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $25,561 for the prior nine months. As of September 1, 2015, Plantation's common stock was not publicly quoted or traded.

Prins, CIK No. 853529, is a dissolved New York corporation located in Newark, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1996, which reported a net loss of $4,040,024 for the prior three months. As of September 1, 2015, Prins' common stock was not publicly quoted or traded.

SCN, CIK No. 1448239, is a revoked Nevada corporation located in Goshen, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of $10,000 for the period from inception on October 6, 2008, through December 31, 2008. As of September 1, 2015, SCN's common stock was not publicly quoted or traded.

Skin Nutrition, CIK No. 1349879, is a delinquent Colorado corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange

Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008. As of September 1, 2015, Skin Nutrition's common stock was not publicly quoted or traded.

Tecfin, CIK No. 352860, is a void Delaware corporation located in Great Neck, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1999. As of September 1, 2015, Tecfin's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, the Six Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Six Respondents failed to timely file required periodic reports. As a result, the Six Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The Six Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Six Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Six Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive the letters, and were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Six Respondents have not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the Six Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of INverso Corp., Plantation Lifecare Developers, Inc., Prins Recycling Corp., SCN Holdings, Inc., Skin Nutrition International, Inc., and Tecfin Corporation are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Any Respondent may move to set aside a default. Rule of Practice 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge